# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Aspen Technology, Inc., CIK 0001897982
CUSIP: 29109X106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0000950103-22-009378
Filed by CIK 0000032604
Persons authorized to receive notices and communications: Michael Tang, 8027 Forsyth Boulevard, St. Louis, Missouri (MO), 63105, 314-553-2000

## Reporting persons
- EMERSON ELECTRIC CO (CIK 0000032604): type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class)
- EMR HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 100; sole dispositive power 0; shared dispositive power 100; aggregate amount beneficially owned 100 (100% of the class)
- EMR WORLDWIDE INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 100; shared voting power 0; sole dispositive power 100; shared dispositive power 0; aggregate amount beneficially owned 100 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Aspen Technology, Inc.
Address of issuer's principal executive offices: 20 CROSBY DRIVE, BEDFORD, Massachusetts (MA), 01730
Comment:
Explanatory Note:
This Amendment No. 6 (this "Amendment No. 6") amends the Schedule 13D (the "Original Filing") filed with the U.S. Securities and Exchange Commission (the "Commission") on May 26, 2022, as amended by Amendment No. 1, filed on October 11, 2023 ("Amendment No. 1"), Amendment No. 2, filed on October 13, 2023 ("Amendment No. 2"), Amendment No. 3, filed on November 5, 2024 ("Amendment No. 3"), Amendment No. 4, filed on January 27, 2025 ("Amendment No. 4") and Amendment No. 5, filed on March 5, 2025 ("Amendment No. 5" and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the "Schedule 13D"), and is made pursuant to Rule 13d-1(a) of the Act.

The Schedule 13D is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

As previously disclosed, on January 26, 2025, Emerson Electric Co., a Missouri corporation ("Parent" or "Emerson") entered into an Agreement and Plan of Merger (the "Merger Agreement"), among Parent, Aspen Technology, Inc., a Delaware corporation ("Issuer") and Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). In accordance with the terms of the Merger Agreement, on March 12, 2025, Parent completed the acquisition of Issuer.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on February 10, 2025, Purchaser commenced a tender offer (the "Offer"), to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.0001 per share, of Issuer (other than Shares held by Issuer, Parent, Purchaser or any of their respective wholly owned subsidiaries) at a price of $265 per Share (the "Offer Price"), net to the seller in cash, without interest, and subject to any required withholding of taxes.

The Offer expired at 5:00 p.m., Eastern Time, on March 11, 2025. According to Equiniti Trust Company, LLC, the depository for the Offer, 19,479,909 Shares were validly tendered and not validly withdrawn in the Offer (including 1,859,751 Shares tendered in the Offer that have not yet been "received" by the "depository" (as such terms are defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware (the "DGCL"))), representing approximately 72% of the outstanding Shares, excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Parent and its subsidiaries, Parent's and its subsidiaries' directors and officers and Issuer's directors and officers. The number of Shares tendered satisfied the condition to the Offer that there be validly tendered and not validly withdrawn Shares (excluding (1) Shares tendered in the Offer that have not yet been "received" by the "depository" (as such terms are defined in Section 251(h)(6) of the DGCL) and (2) Shares owned by Parent and its subsidiaries, Parent's and its subsidiaries' directors and officers and Issuer's directors and officers), that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Parent and its subsidiaries, Parent's and its subsidiaries' directors and officers and Issuer's directors and officers. All conditions to the Offer having been satisfied or waived, Parent and Purchaser accepted for payment all Shares validly tendered and not validly withdrawn.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on March 12, 2025, Purchaser merged with and into Issuer pursuant to Section 251(h) of the DGCL, with Issuer being the surviving corporation (the "Merger"). Each Share outstanding immediately prior to the effective time of the Merger (other than (1) the Shares held by Issuer, Parent, Purchaser or any of their respective wholly owned subsidiaries, (2) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (3) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) was canceled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest, and subject to any required withholding of taxes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own 100 shares of the common stock, $0.01 par value per share ("Common Stock"), of Issuer, or 100% of Issuer's outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Emerson Sub directly holds 100 shares of Common Stock and, as such, is deemed to have sole voting power and sole dispositive power with respect to 100 shares of Common Stock. Emerson Sub is a subsidiary of EMR Holdings and EMR Holdings is a direct, wholly owned subsidiary of Emerson and as such, each of EMR Holdings and Emerson is deemed to have shared voting power and shared dispositive power with respect to the 100 shares of Common Stock held directly by Emerson Sub.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

The description of the Offer and the Merger set forth in Item 4 is hereby incorporated by reference.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- EMERSON ELECTRIC CO: /s/ John A. Sperino, John A. Sperino/Vice President and Assistant Secretary (03/12/2025)
- EMR HOLDINGS, INC.: /s/ John A. Sperino, John A. Sperino/Vice President and Secretary (03/12/2025)
- EMR WORLDWIDE INC.: /s/ John A. Sperino, John A. Sperino/President and Secretary (03/12/2025)